Filed by Cooper Industries plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer’s SEC File No.: 1-31330
Date: October 11, 2012

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

October 11, 2012

Dear Fellow Shareholder:

            According to our latest records, we have not received your voting instructions for two special meetings of the shareholders of Cooper Industries plc (“Cooper”).  The special court-ordered meeting and the extraordinary general meeting (“EGM”) will be held on October 26, 2012.  You should have received two separate proxy cards or voting instruction forms – one for each of the special meetings.  Your vote is extremely important, no matter how many shares you hold.  Please return the TWO  proxy cards or voting instruction forms received.

As previously announced, on May 21, 2012, Cooper entered into a transaction agreement with Eaton Corporation (“Eaton”), pursuant to which Eaton will acquire Cooper through the formation of a new holding company incorporated in Ireland, which is referred to as New Eaton.  The acquisition of Cooper will be effected by means of a “scheme of arrangement” under Irish law.  After careful consideration, the board of directors of Cooper has unanimously determined that the transaction agreement and the transactions contemplated by the transaction agreement, including the scheme, are fair to and in the best interests of Cooper and its shareholders and that the terms of the scheme are fair and reasonable. The Cooper board recommends unanimously that you vote “FOR” all proposals.

As consideration for the acquisition, Cooper shareholders will receive $39.15 in cash and 0.77479 of a New Eaton ordinary share for each Cooper share. In connection with the acquisition, Eaton will merge with a wholly owned subsidiary of New Eaton. Each Eaton common share then issued and outstanding will be cancelled and automatically converted into the right to receive one New Eaton ordinary share. Upon completion of the merger and acquisition, based on the number of Eaton and Cooper shares outstanding as of the record date, the former shareholders of Eaton are expected to own approximately 73%, and the former shareholders of Cooper are expected to own approximately 27%, of the outstanding voting shares of New Eaton. The receipt of New Eaton shares and cash for Cooper ordinary shares will be a taxable transaction to Cooper shareholders.

Please sign, date and return the TWO  enclosed proxy cards or voting instructions forms as soon as possible or, alternatively, you can vote via the Internet or telephone.

            On behalf of your board of directors, thank you for your cooperation and continued support.

Sincerely,

                       Kirk Hachigian

Chairman, President and Chief Executive Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will be Filed with the SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper have commenced sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

(1)	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Forward-Looking Statements

This communication may contain forward-looking statements concerning the transaction, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

Statement Required by the Takeover Rules

The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1 percent or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

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3 Easy Ways To Vote

Help your Company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.       Vote by Telephone.  Call the toll-free number (800) 690-6903.  Have your control number listed on the form ready and follow the simple instructions.

2.       Vote by Internet.  Go to the website www.proxyvote.com.  Have your control number listed on the form ready and follow the simple instructions.

3.       Vote by Mail.  Mark, sign, date and return your proxy cards or voting instruction forms in the postage-paid return envelope provided.

Please Act Today To Vote Your Shares

If you have any questions, or need additional assistance voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., at (800) 859-8508.